EXHIBIT 2.1

                           REVERSION AGREEMENT

This Reversion Agreement is entered into on this 17th day of December, 1998, by and between, GMG COMPUTER CONSULTANTS, INC., d/b/a Precision Imaging ("GMG"), SAFE TECHNOLOGIES INTERNATIONAL., INC. (Safe), as Safe, and as successor in merger to INTELLIGENCE NETWORK INTERNATIONAL ("INI"), and Gary F. Bart, Gail Bart, and Dean Constantine, collectively known as "GMG's former shareholders."

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged including, but not limited to, the mutual covenants and agreements set forth herein and intending to be legally bound, the parties hereto agree as follows:

1. By virtue of a certain Acquisition Agreement, dated July 22, 1997, by and between GMG and INI, which was merged into Safe on or about February 5, 1998, Gary F. Bart, Gail Bart, and Dean Constantine received, collectively, 14,000,000 shares of INI 144 stock.

2. By virtue of the July 22, 1997 Acquisition Agreement, INI received 100% of the common stock of GMG, all corporate records of GMG, including without limitation corporate minute books, stock book, stock transfer books, corporate seals, shares of stock of the Subsidiaries, and such other corporate books given to INI by GMG, certified Articles of Incorporation of GMG and the Bylaws of GMG, and all assets of GMG.

3. On August 21, 1997, effective as of November 1, 1997, Gary Bart, and Dean Constantine entered into an employment agreement with GMG, and the employment agreement terminated on October 30, 1998.

4. It is the express intent of the parties that the stock positions of all of the parties be restored to their pre-acquisition state in the manner set forth herein. It is further intended that the above parties are to be released from any and all liability associated with the July 22, 1997 Acquisition Agreement, and the Employment Agreement.

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5.   In an effort to implement the intended reversion of the stock and the release of all liabilities, the parties agree to act as follows:

a. GMG"s former shareholders shall return any and all INI 144 stock and SAFE 144 STOCK that the former shareholders received as a result of the Acquisition Agreement. In particular, the parties shall return to SAFE, the following amounts of stock:

i. Gary Bart - 4,200,000 Shares of INI 144 Stock and 4,200,000 shares of SAFE 144 Stock.
ii. Gail Bart - 4,200,000 Shares of INI 144 Stock and 4,200,000 Shares of SAFE 144 Stock.
iii. Dean Constantine - 5,600,000 Shares of INI 144 Stock and 5,600,000 Shares of SAFE 144 Stock.

b. SAFE shall return to the GMG Former Shareholders any and all stock transferred to INI by GMG as a result of paragraph 12 (a)(1) of the Acquisition Agreement.

c. SAFE shall return to the GMG Former Shareholders all corporate records of GMG, including without limitation corporate minute book, stock book, stock transfer books, corporate seal, shares of stock of the Subsidiaries, and such other corporate books given to INI by GMG.

d. SAFE shall return to the GMG Former Shareholders certified Articles of Incorporation of GMG and the Bylaws of GMG, given to INI as per paragraph 12
(a)(iv) of the Acquisition Agreement.

e. SAFE shall return to the GMG Former Shareholders all of GMG's assets listed on Exhibit A hereto.

f. GMG and GMG's former shareholders acknowledge and agree that the only items that SAFE received pursuant to the Acquisition Agreement are listed in subsections (b) - (e) of this Reversion Agreement. GMG and its former shareholders agree that the list of items in subsections (b) - (e) is comprehensive and exhaustive and GMG and its former shareholders will not now or at any time after the closing of this Revision Agreement claim or assert that SAFE has an obligation to return any documents or other items to GMG and its former shareholders, other than the items listed in subsections (b) - (e) of the Revision Agreement.

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g.   GMG and its former shareholders represent and warrant that they have not entered into any agreements which would create any liability or obligation for GMG or SAFE. GMG and its former shareholders agree that they will indemnify SAFE or GMG for any liabilities incurred by the former shareholders of GMG or obligations entered into by the former shareholders of GMG, that arose during their management of GMG.

h. All representations, warranties, covenants and agreements contained herein shall survive the closing of the Revision Agreement.

i. All of the parties hereto shall execute mutual general releases to the other parties (as attached hereto as Composite Exhibit 13), releasing each other from any and all liabilities, obligations, and the like under the Acquisition Agreement, Employment Agreement, and under and all other contracts, obligations or warranties entered into between the parties, excepting this reversion agreement.

6. The parties shall finalize the terms of this Agreement, perform all transfers as required herein, and execute all releases as required herein, at a reversion closing to be held on December 17th, at 1:30 (A.M.)(P.M.), at the offices of Safe Technologies International, Inc., 249 Peruvian Avenue, Suite F2, Palm Beach, FL 33480. Under no circumstances shall the closing be delayed without the mutual agreement of all of the parties listed above.


7. SAFE shall be responsible for all reporting requirements and filing and other fees to any and all governmental authorities that may be necessary as a result of this reversion. SAFE shall hold GMG and GMG's former shareholders harmless for any S.E.C. or individual shareholder liability associated with this reversion.

8. All parties acknowledge that they have been represented by counsel during the negotiating of this Agreement, and no presumption in favor of any party will exist regarding the drafting of this Agreement.

9. This Agreement sets forth the entire agreement between the parties and may not be amended without prior, written consent of all of the parties.

10. In any litigation arising out of this agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs at both the trial level and on appeal.

11.   Time is of the essence.

12. It is understood and agreed that this document may be signed in counterpart and/or via fax and that all such counterparts shall serve as originals for purposes hereof.

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IN WITNESS WHEREOF, we have hereto set our hands and seal this 17th day of
December, 1998.

GMG COMPUTER CONSULTANTS, INC.,
a Florida corporation

By: /s/ Barbara L. Tolley
    BARBARA L. TOLLEY, CEO OF SFAD

SAFE TECHNOLOGIES INTERNATIONAL, INC.

By: /s/ Barbara L. Tolley
    BARBARA L. TOLLEY, PRESIDENT

By: /s/ Gary F. Bart
    GARY F. BART

By: /s/ Gail Bart
    GAIL BART


By: /s/ Dean Constantine
    DEAN CONSTANTINE